Mail Room 4561

November 17, 2009

Michael Rosenberger
President
14476 Duval Place West, Suite 103
Jacksonville, Florida 32218

      Re: **American Restaurant Concepts, Inc.**
               Amendment No. 1 to Registration Statement on Form S-1
               Filed October 22, 2009
               File No. 333-161792

Dear Mr. Rosenberger:

We have reviewed your response to our letter dated October 6, 2009 and have the following comments. References to prior comments in this letter relate to comments in our letter dated October 6, 2009.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 8

General

1.   Please review each risk factor caption to ensure that it clearly conveys a separate, distinct risk to investors regarding your company, industry or the offering. For example, "Our restaurants are franchised which presents a number of disadvantages and risks" does not convey a specific material risk to investors. Revise to ensure that each risk that is a result of your franchise-dependent business model is clearly and concisely stated in a separately captioned paragraph. Similarly, your risk factor indicating that you are dependent on franchisees and their success does not clearly convey to investors the risks that result from that dependence.

Because our ability to successfully implement our business plan depends . . . , page 11

2.   In your response concerning prior comment 16, you state that "we need approximately $14 million [of additional financing] over the next five years. However, in the response to prior comment 5 you indicate that the $14 million amount is "not consistent with our current business plan." Please reconcile these statements. In your response letter, please clarify the capital needs that you estimate are required within the 12 months following the effective date and on a long-term basis in pursuing your intended business plan. Also, expand the referenced risk factor to provide appropriate quantitative information on a short term (12-month) and long-term basis so that shareholders will have contextual information that will aid them to assess the risk you identified.

We are exposed to increased expenses from recent legislation requiring . . . , page 19

3.   In response to prior comment 6, you clarified that the company will need to incur increased expenses to make a future determination about the effectiveness of its internal controls over financial reporting. Please consider alerting investors to the uncertainty as to whether you will be able to conclude that your internal controls over financial reporting are effective, when you are required to conduct the evaluation. The current risk to investors that is posed by the uncertainty should also be described, or you should explain why you do not believe this uncertainty warrants a separate risk factor.

Selling Shareholder Table, page 22

4.   Your included a footnote to your Selling Shareholders Table regarding the 377,000 shares that were issued as compensation for paralegal and office support services in response to prior comment 9. However, it does not appear that footnote (2) is tied to specific selling shareholders. For this reason, we are unable to determine which selling shareholders acquired their shares for cash in 2009 and which selling shareholders provided services for the shares to be resold. Additionally, it is unclear whether the prices at which shares were issued to the service providers were equivalent across all the providers. Please clarify.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations, page 40

5.   While you state that revenue increased in 2007 primarily as a result of two new franchised restaurants in 2007, please expand your narrative discussion regarding the underlying internal or external business events and developments that had an impact on the company's financial results. For example, merely stating that "[t]he

increase is due to increased revenue offset by slightly higher expenses" is not helpful to investors. Explain the conditions that led to growth of revenue at rates faster than the growth of expenses. Information such as fluctuations in average revenues per restaurant, business conditions that affected the royalties received, changes in expenses, and other significant business developments would be of assistance in explaining the factors that led to the changes in your results from one period to the next.

Liquidity and Sources of Capital, page 40

6.   We note you expect cash generated from franchise royalties and franchise fees to provide you with sufficient resources to operate your business in the "near term." Disclose whether you believe current resources and contractually committed payments will fund planned operations for a period of not less than 12 months from the date of the prospectus. In your response and with a view to disclosure, explain the basis of your conclusion in this respect. Explain what considerations you have given, in determining the adequacy or deficiency of your capital requirements for operations over the next 12 months. You state that acceleration of your expansion plans may cause you to seek additional debt or equity financing, but that according to your risk factor on page 9, your ability to raise capital in the future may be limited. Please include in your discussion any known expansion plans which will require expenditures at higher rates. Also, ensure that your assessment of the adequacy of your capital resources to conduct planned operations over the next 12 months gives adequate consideration to this increase in administrative expenses you will expense once you are a reporting company.

Certain Relationships and Related Transactions, page 42

7.   In your response to prior comment 17, you state that Mr. Rosenberger has no ownership interest in restaurant property. Tell us whether Mr. Rosenberger maintains an equity interest in the LLC that leases a facility to a franchisee of the registrant. If so, analyze whether this transaction is within the scope of Item 404 of Regulation S-K; and if applicable, update your disclosure to include this transaction in the Related Transactions section of the prospectus.

8.   Your response to prior comment 18 does not provide a materially complete description of the transaction described in note 5 to the Financial Statements regarding the company's sale of assets to a related party. Please tell us the name of the related person, the terms of the sale, and the relationship of that purchaser to the company. Provide your analysis as to whether that transaction is within the scope of Item 404 of Regulation S-K. If so, ensure that the transaction is described in the Related Transactions section of the prospectus and discuss how the purchase price was determined. If the transaction is within Item 404, provide the company's views concerning how the payment received compared to the

terms of a transaction with an unrelated party. See Item 404(a) of Regulation S-K. Also tell us whether the transaction was effected pursuant to a written agreement.

9.   With respect to prior comment 19, please expand the textual disclosure in the prospectus to provide a summary description of the company debts assumed by Mr. Rosenberger to offset amounts owed to the company due to prior cash advances he received. Please clarify whether the assumed debts have been paid by Mr. Rosenberger. To the extent repaid, tell us whether these debts were repaid at a discount or not. To the extent any of the assumed debts have not yet been paid, tell us the amounts and also whether the creditors for those unpaid company obligations released their claims against the company. Provide us with supplemental copies of any material releases of company indebtedness from those creditors.

Narrative disclosure to summary compensation and option tables, page 46

10.   You state that Mr. Rosenberger will be paid as either an employee or contractor. Please explain the significance to potential investors of whether Mr. Rosenberger will be paid as an employee or contractor. Please tell us the factors that will be considered in determining whether Mr. Rosenberger will be retained as a consultant or as an employee. Also explain when you expect to make a determination in that respect.

Notes to Financial Statements

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

(h) Revenue Recognition, page F-6

11.   We note your response to prior comment 23 and your revisions to your disclosure on page F-18. However, we note your disclosure on page F-6 was not revised to incorporate the changes as indicated in your response. Additionally, we reissue our previous comment to please explain how your accounting for franchise fees complies with paragraph 5 of SFAS 45 including what material obligations and initial services are included under these agreements and what criteria you use to determine whether substantial performance has been completed.

12.   We note your response to prior comment 24. In your response, you indicate that you report revenues on a gross basis but you have not addressed each of the indicators that support gross reporting in paragraphs 7 – 14 of EITF 99-19. Tell us whether or not you are the primary obligor in your franchise arrangements and provide a reasonably detailed analysis to support how you made the determination. Revise your disclosure as necessary.

NOTE 6 – Organization, Accounting & Taxation Issues, page F-10

13.   We note your response to prior comment 27. Disclosures in your Form S-1/A
        continue to indicate that you are an S corporation. For example, on page F-9 you
        state that "American Restaurant Concepts Inc. is organized as a Subchapter S
        corporation within the state of Florida." Further, as previously requested, tell us
        how you considered the guidance in SFAS 109 and FIN 48 related to accounting
        for income taxes during the period subsequent to becoming a C Corporation.

NOTE 7 – Notes Payable, page F-10

14.   We note your response to prior comment 28 and we reissue our previous
        comment. Your next response should address each of the bullet-pointed items
        listed in the prior comment.

NOTE 8 - Master Franchise Agreement, page F-10

15.   We note that your response to prior comment 29 did not fully address the
        comment. As previously requested, tell us how your accounting complies with
        paragraphs 8 and 9 of SFAS 45. As part of your response, tell us how you
        considered recognizing revenue based on the anticipated number of restaurant
        openings, as outlined in the development schedule of the master license
        agreement.

                                    *   *   *

        Please furnish a letter that keys your responses to our comments and provides any
requested information. Detailed letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your responses to our comments.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Patrick
Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions
regarding comments on the financial statements and related matters. Please address
questions regarding all other comments to Stephani Bouvet at (202) 551-3545. If you
need further assistance, you may contact me at (202) 551-3462. If, thereafter, you require

additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile to (813) 832-5284
        Michael T. Williams, Esq.
        Williams Law Group, P.A.